Ultimus Managers Trust

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

April 20, 2021

FILED VIA EDGAR

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Response to Staff’s Comments on Form N-1A for Ultimus Managers Trust (the “Trust”), on behalf of its series, the Left Brain Compound Growth Fund (the “Fund”) (File Nos. 811-22680; 333-180308)

Dear Elena Stojic:

Set forth below is a summary of oral comments provided by Ms. Stojic of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the Trust’s Post-Effective Amendment No. 172, filed on February 8, 2021, 2020 (Accession No. 0001398344-20-025286). For your convenience, a summary of the staff’s comments are set out below in italics, and each comment is followed by the Trust’s response.

Prospectus

Risk/Return Summary: Fee Table

1.	Please provide a completed fee table in your response.

Response: The completed fee table is below:

Fee Table:
Management Fees	2.00%
Distribution (12b-1)	None
Other Expenses:
Dividend expense on securities sold short
Brokerage expenses on securities sold short
Other operating expenses	0.76%
Aquired Fund Fees and Expenses	0.00%
Total Annual Fund Operating Expenses	2.76%
Fee Reductions and/or Expense Reimbursements	(0.76%)
Total Annual Fund Operations Expenses
After Fee Waivers and Expense Reimbursements	2.00%

2.	Please explain supplementally how the “Other Expenses” line item was estimated and determined to be reasonable for the Fund.

Response: The Fund estimated the “Other Expenses” line item by comparing the anticipated operational expenses for the first year of operations with the anticipated average daily net assets for the first year of operations. Anticipated operational expenses are estimated based on a pro forma budget derived from expenses incurred by the Trust’s other recent new funds with similar investment strategies, and anticipated average daily net assets are estimated based on expected demand for the Fund during the first year of operations.

3.	With respect to the expense limitation agreement referenced in Footnote 2 to the Expense Table, please confirm that date of the initial term will be at least one year from effectiveness of the registration statement.

Response: The Fund confirms that the Expense Limitation Agreement will have an initial term that is at least one year from the effective date of the registration statement.

Risk/Return Summary: Principal Investment Strategies

4.	In the section titled, “Principal Investment Strategies”, the disclosure indicates that the Fund will have a “focused portfolio primarily comprised of publicly traded equity securities and debt securities”. Please disclose approximately how many positions the Fund expects to hold, how much of the portfolio will typically be allocated to equity securities versus debt securities and explain how the Adviser will form its views on and otherwise construct the portfolio as a whole.

Response: The Fund has revised the second paragraph of the Principal Investment Strategies section as follows (additional or moved language is underlined):

“The Fund employs a focused, opportunistic, best ideas strategy that uses a combination of fundamental, quantitative and technical analysis to select portfolio investments. The Fund will invest opportunistically and does not seek to maintain a minimum allocation to equity securities, but expects that, under normal market conditions the Fund’s portfolio will be comprised of approximately 50-80% equity securities and approximately 20-50% fixed-income securities, but may shift this allocation depending on market conditions. The Fund generally expects to maintain between 35 and 75 portfolio holdings and will determine the allocation between equity and fixed-income positions based on market conditions and opportunistic availability.”

5.	In the section titled, “Principal Investment Strategies”, the disclosure states, in part, that the Fund expects to invest in the equity securities of companies that the Adviser believes have “sustainable competitive advantages”. Please consider using another term as the term “sustainable” is often associated with ESG investing.

Response: The Fund has revised the disclosure to refer to “competitive advantages that are able to be sustained over the long-term” in order to avoid any confusion related to use of the word “sustainable”.

6.	Please revise the disclosure to briefly address how the Adviser determines that a company has sustainable competitive advantages and the potential for long term capital appreciation.

Response: The Fund has revised the third paragraph of the Principal Investment Strategies section as shown below(additional or moved language is underlined):

“The Fund invests in the equity securities of companies that the Adviser believes have competitive advantages that are able to be sustained over the long-term and that the Adviser believes have the potential for significant long-term capital appreciation, principally through high growth in large total addressable market spaces. In seeking to identify such companies, the Adviser generally looks for companies that fall into one or more of the following categories: companies that generate consistent and continuing revenue growth; companies in industries with a large and expanding total addressable market; companies with competitive strengths; companies with superior and proven CEOs and leadership teams; companies with strong valuation metrics indicating forward profitability; and/or companies with major investors as indicators. The Fund’s equity investments are primarily comprised of domestic common stocks, but may also include other types of equity securities, such as real estate investment trusts (“REITs”), foreign securities trading as American Depository Receipts (“ADRs”) (including those with exposure to emerging markets), or publicly traded master limited partnerships (“MLPs”). An MLP is a limited partnership, the securities of which are traded on a public exchange or in the over-the-counter markets, that is eligible for special tax treatment under the Internal Revenue Code of 1986, as amended (the “Code”). To qualify as an MLP, the partnership must receive at least 90% of its income from certain qualifying sources, including real estate, commodities, or natural resources. The Adviser believes that MLPs can be an efficient way to gain portfolio exposure to such asset classes.”

In addition, the Fund has revised the first paragraph under “Additional Information Regarding the Fund’s Investment Strategy” in the Item 9 disclosure as shown below:

“The Fund seeks to achieve its investment objective by investing in a focused portfolio primarily comprised of publicly traded equity securities and debt securities. The Fund employs a focused, opportunistic, best ideas strategy that uses a combination of fundamental, quantitative and technical analysis, as described below, to select portfolio investments that the Adviser believes have competitive advantages that are able to be sustained over the long-term and that the Adviser believes have the potential for significant long-term capital appreciation. These analytics seek to identify, among other things, companies that fall into one or more of the following categories:

•	Companies that generate consistent and continuing revenue growth. Companies that are expanding through rapid revenue growth as opposed to acquiring other businesses. Companies with strong balance sheets with little or no debt that show consistent profit.

•	Companies in industries with a large and expanding total addressable market. Companies with the ability to capitalize on secular technological changes, a demographic wave, or industry disruption. Companies with non-cyclical business models that can withstand the pressures of recession.

•	Companies with competitive strengths. Name brand companies with little competition that earn high returns.

•	Superior and Proven CEOs and Leadership Teams. Companies where the CEO is the founder or the CEO has a high ownership stake with a significant portion of net worth in the company’s shares.

•	Companies with strong valuation metrics indicating forward profitability. Data points may include valuation based on price-to-sales, price-to-enterprise-value, non-GAAP metrics, EV-to-EBITDA, operating cash flows, margin ratios and share prices showing an ongoing uptrend.

•	Major investors as indicators. Companies that are shrinking the share count, rather than using buybacks to offset share creep for stock issuance related to employee compensation plans. Companies where upper management or insiders other than the CEO are investing in the company.”

7.	Please explain supplementally how the Fund’s anticipated high portfolio turnover rate is consistent with the disclosure that states that the Fund will keep investments that the Adviser believes have the potential for long term capital appreciation.

Response: The Fund may at times have a portfolio turnover rate of approximately 100%. While the Fund seeks to invest for the long-term (as opposed to investing for short term gains), if market conditions change or a company falls out of the categories list above, the Adviser expects to promptly look for alternative or more attractive opportunities and anticipates that the Adviser’s opportunistic approach will lead to turnover in the Fund’s portfolio.

8.	Please revise the disclosure to describe how the Adviser forms its beliefs with respect to a debt security’s potential for capital appreciation.

Response: The Fund has revised the statement regarding debt securities that offer capital appreciation potential as follows (additional language underlined):

“The Fund may also invest in performing, stressed and distressed corporate debt securities that the Adviser believes offer capital appreciation potential, generally because the securities are trading below par value and the Adviser anticipates spread contraction that the Adviser believes will increase the price of the securities.”

9.	The disclosure states “While the Fund will not deliberately concentrate in any one sector, the Adviser’s focus on growth-oriented securities may tend to favor certain sectors over others.” Please clarify in your response the intent of this disclosure and explain how the Fund distinguishes a sector from an industry given its fundamental policies.

Response: The Fund has included this disclosure in order to inform investors that, as a result of the Fund’s focus on growth-oriented investments and its opportunistic style, the Fund’s assets are likely to be more focused in certain segments of the economy, and are not expected to be broadly diversified across all sectors of the economy. Further, the Fund has included this disclosure so that it can identify the risks associated with exposure to these sectors in the principal risk disclosures below. While the Fund may invest 25% or more of its assets in these sectors, the Fund has a fundamental policy that it will not concentrate in any industry or group of industries within these sectors. The Fund considers a sector to a broader segment of the economy than an industry, which refers to a more specific grouping of companies whose business activities are very similar.

Risk/Return Summary: Risks

10.	In the section entitled “Principal Risks”, the Fund includes Emerging Markets Risk as a principal risk. Please consider this risk factor in light of the Staff’s recent ADI 2020-11 on registered funds’ risk disclosure on investments in emerging markets

Response: The Fund has considered the comment and has revised the disclosure as follows (added language underlined):

“Emerging Markets Risk. The Fund may invest in ADRs that provide exposure to emerging market equity securities. The securities markets of emerging countries are generally small, less developed, less liquid, and more volatile than securities markets of the U.S. and other developed markets. The risks of investing in emerging markets include greater social, political and economic uncertainties. In addition, emerging markets tend to have lower regulatory, accounting, audit, and financial reporting standards which may result in less publically available information about companies in emerging markets and make reported results less reliable. As a result of these various risks, investments in emerging markets are considered to be speculative and may be highly volatile.”

11.	It is noted that “Liquidity Risk” is disclosed as a principal risk. If the Fund anticipates investing in illiquid securities principally, please state as such in the principal investment strategy and identify the types of securities.

Response: The Fund does not expect to invest in illiquid securities as a part of its principal investment strategy and accordingly has moved the Liquidity Risk factor to the Statement of Additional Information.

12.	It is noted that Prepayment and Extension Risk has been included twice.

Response: The Fund has deleted the duplicative risk factor.

13.	With regards to the New Fund and Management Risk, please further describe the risks related to the fact that Adviser has not previously served as an investment adviser to a registered investment company and explain if the Adviser has experience operating similar strategies.

Response: The Fund has revised the “New Fund and Management Risk” as follows (added language underlined and deleted language has been struck through):

“New Fund and Management Risk. The Fund is new and has no operating history. Accordingly, investors in the Fund bear the risk that the Fund may not be successful in implementing its investment strategy or growing to an economically viable size. In addition, although the Adviser has experience managing separate accounts using a similar strategy to the Fund, the Adviser does not have prior experience managing a registered investment company. Registered investment companies and their advisers are subject to restrictions and limitations imposed by the Investment Company Act of 1940, as amended (“the 1940 Act”), and the Code that generally do not apply to other types of investment accounts managed by the Adviser and may impact the Adviser’s ability to manage the Fund.” ~~The Adviser has not previously served as an investment adviser to a registered investment company.~~

Management

14.	The name of Adviser and Portfolio Managers were bracketed, please confirm that this information is up to date.

Response: The Fund confirms that the information provided regarding the Adviser and Portfolio Managers is accurate and that the brackets will be removed.

Principal Investment Strategies and Related Risks

15.	Per item 9(b) of Form N-1A, please restate the Fund’s principal risks in the Item 9 disclosure.

Response: The Fund confirms that it will restate the Fund’s principal risks in the Item 9 disclosure.

Thank you for your comments. Please contact me at (513) 869-4327 if you have any questions.

Sincerely,

/s/ Matthew J. Beck

_______________________

Matthew J. Beck

Secretary